Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Incapital Unit Trust, Series 6
        File No. 333-182058

Dear Mr. Warren:

        We have reviewed the registration statement on Form S-6 for Incapital Unit Trust,
Series 6 (the "Trust"), filed with the Commission on June 12, 2012. The registration statement
offers Incapital European Dividend Builders Portfolio, 3Q 2012 (the "Portfolio"). We have the
following comments.

Part A

Principal Investment Strategy (p. 2)

1.   Please explain how the registrant determines whether a company is tied economically to
Europe for the purpose of compliance with Rule 35d-1 under the Investment Company Act of
1940. Also, please disclose that the Portfolio will invest at least 80% of total assets, or net assets
plus borrowings, in securities tied economically to Europe.

2.   Will the portfolio include emerging market securities? If so, please include appropriate
strategy and risk disclosure.

Principal Risks (p. 9)

3.   Will the Portfolio be concentrated in an industry or group of industries? If so, please
disclose this, along with the risks of concentration.

*The return on the units will not be adjusted for changes in foreign currency exchange rates (p.
11)*
4.   Please explain the following statement "Although the constituent stocks of the basket are
traded in foreign currencies and the units are denominated in U. S. dollars, any amount payable
on the units will not be adjusted for changes in the applicable foreign currency/U. S. dollar
exchange rates after the selection of the portfolio." What is the meaning of "amount payable on
the units"? Why will it not be adjusted for changes in currency exchange rates?

Mid-cap risk (p. 14)

5.   The present disclosure does not fully describe the risks of investing in mid-cap stocks;
please revise the disclosure to include all material risks of investing in mid-cap stocks, *e.g.,*

smaller product lines, more limited access to capital, greater vulnerability to economic downturns, and reliance on key employees.

Purchase and Redemption of Units (p. 18)

6.	Disclosure in this section indicates that the price received from the Trustee by the unitholder is *generally* based on the redemption price of the underlying securities. What is the meaning of "generally" in this context?

Part B

Trust Administration

Changes to Your Portfolio (B-18)

7.	Under what circumstances does the Trust Agreement permit the Trust to change Portfolio securities?

Tax Status

Distributions (B-24)

8.	Please clarify that distributions representing a return of capital are not dividends, but rather are a return of the money that a shareholder originally invested. Also, please clarify that, while returns of capital may not be immediately taxable, they reduce basis, which may result in a shareholder having to pay higher taxes in the future when shares are sold, even if the shareholder sells the shares at a loss from the original investment.

General

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel